EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-46725, 33-52718, 33-88088, 33-85198, 33-99406, 333-08489, 333-50464, 333-57015, 333-117074, 333-140022 and 333-145435) and Forms S-3 (Nos. 333-06971 and 333-133784) of The Spectranetics Corporation and subsidiary of our report dated September 18, 2008, with respect to the consolidated statements of assets acquired and liabilities assumed of the Kensey Nash Endovascular Business as of December 31, 2007 and 2006, and the related consolidated statements of revenue and direct expenses for each of the two years in the period ended December 31, 2007, which appears in the current report on Form 8-K filed September 19, 2008 of The Spectranetics Corporation.
/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC
Denver, Colorado
September 18, 2008